G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

February 23, 2021

Via EDGAR

Tim Buchmiller

David Gessert

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)
Draft Registration Statement on Form F-1
Filed January 13, 2021
CIK No. 0001760764

Dear Sirs:

The purpose of this letter is to respond to the comment letter of February 9, 2021 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On February 23, 2021, we filed an amendment to the draft registration statement on Form F-1 incorporating changes based on your comments (the “Amended Form F-1”). Page references in our responses are to the Amended Form F-1.

Draft Registration Statement on Form F-1 Submitted January 13, 2021

General

1.	In your next amendment please identify an underwriter and provide related disclosure, including disclosure called for pursuant to Item 9.B. of Form 20-F.

Response: We have identified the underwriter and provided related disclosures in our Amended Form F-1, in response to the Staff’s comment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that currently no such communications exist. However, in the event that we do engage in such communications, we will supplementally provide, under separate cover, copies of all written communications that we present to potential investors in reliance on Section 5(d) of the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Result of Operations Critical Accounting Policies and Estimates, page 53

3.	Please revise this section to include a section discussing your goodwill impairment testing that addresses the following:

●	Tell us the percentage by which the fair value exceeded carrying value for each reporting unit as of the date of the most recent test. If any reporting units were at risk of failing the impairment test, please disclose the percentage excess and the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

●	Revise to specifically address how your recent historical negative operating margin results have been considered in your estimates of future operating margin in your impairment analyses for the periods presented. Disclose the sensitivity of your impairment analysis for likely changes in operating margin estimates.

Response: We have revised the section discussing Critical Accounting Policies and Estimates on page 53 to include a section discussing our goodwill impairment testing, in response to the Staff’s comment.

Stock Based Compensation, page 54

4.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the equity instruments underlying your incentive awards and the reasons for any differences between the recent valuations of your units leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: We confirm that once an estimated offering price or range is available, we will provide the Staff with an explanation on determination of the fair value of the common stock underlying our equity issuances and the reasons for any differences between the recent valuations of our common stock leading up to the initial public offering and the estimated offering price.

Management, page 96

5.	We note your disclosure that Chanan Epstein has agreed to serve on your board of directors subject to the consummation of your offering. Please file Mr. Epstein’s written consent to be named as a director appointee in your registration statement as an exhibit. Refer to Rule 438 of the Securities Act.

Response: We have included Mr. Epstein’s written consent as exhibit 99.1 to the Form F-1.

Compensation, page 99

6.	Please revise your disclosure to reflect information for your last full financial year, or December 31, 2020. Refer to Item 6.B. of Form 20-F for guidance.

Response: We have revised our disclosure on page 99 to reflect information for December 31, 2020.

Consolidated Statement of Financial Position, page F-3

7.	In light of applying a modified retrospective approach for the adoption of IFRS 16, Leases and the retrospective presentation due to the reverse stock split, tell us how you considered the guidance of paragraph 10(f) of IAS 1, Presentation of Financial Statements, which requires registrants to present three years of the Company’s statement of position in such circumstances.

Response: We applied paragraph C. 7 of IFRS 16 upon initial adoption of the new lease standard. Modified retrospective adoption of such method of adoption does not call for retrospective application and therefore comparative figures were not adjusted. Instead, we recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of the company’s retained earnings. It should be noted that such effect was nil as the Company choose to recognize the right-of-use asset at the date of initial application at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application (see also note 2 on page F-17), therefore the adjustment to our opening balance was nil. Further, the retrospective presentation of our earning per share due to the reverse stock split was applied using paragraph 64 of IAS 33 and had no effect on our financial position.

Based on the above, we believe paragraph 10 (F) of IAS 1, as well as paragraph 10320.2 of the Financial Reporting Manual, do not apply to our case.

Consolidated Statements of Comprehensive Income (Loss), page F-5

8.	Please revise to round your earnings per share data to the nearest cent throughout your document.

Response: We have revised round earnings per share data to the nearest cent throughout the document, in response to the Staff’s comment.

Note 10 -- Convertible Securities, page F-28

9.	Revise Note 10 and elsewhere in your filing as appropriate to clearly describe the default event under the Convertible Securities agreement that occurred in 2019.

Response: We have revised our disclosure in Note 10 and corrected the disclosure to refer to “redemption event” instead of “default event.” We also describe in Note 10 the redemption event under the Convertible Securities agreement that occurred in 2019.

Item 8. Exhibits and Financial Statement Schedules, page II-3

10.	Please file the following agreements, and any amendments thereto, as exhibits to your registrations statement or tell us why you believe you are not required to do so:

●	The loan agreements between the Company and Dr. Yacov Geva referenced on page 55;

●	The Convertible Securities Agreement with MEFI & L.P referenced on page 55;

●	The Controlled Placement Agreement with Acuity referenced on page 56; and

●	The Joint Venture Agreement between the Company and Guangzhou Sino-Israel Biotech Investment Fund referenced on page 95.

Response: We have included the loan agreements between the Company and Dr. Yacov Geva, the Convertible Securities Agreement with MEFI & L.P., the Controlled Placement Agreement with Acuity and the Joint Venture Agreement between the Company Guangzhou Sino-Israel Biotech Investment Fund as exhibits to the Amended Form F-1.

*    *    *

If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett
Jeanne Baker
David Huberman

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